UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2023

Commission file number 001- 41291

Meihua International Medical Technologies Co., Ltd.

(Translation of registrant’s name into English)

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Entry into a Material Definitive Agreement.

Securities Purchase Agreement

On December 27, 2023, Meihua International Medical Technologies Co., Ltd., a Cayman Islands exempted company with limited liability (the “Company”), entered into a securities purchase agreement (the “SPA”) with certain institutional investors (the “Investors”), pursuant to which the Company agreed to issue, from time to time, up to $50,500,0000 in the Company’s securities (the “Offering”), consisting of convertible notes, issuable at a 7.0% original issue discount (the “Notes”), and accompanying ordinary share purchase warrants (the “Warrants”) with five-year terms and exercisable for a number of the Company’s ordinary shares, par value $0.0005 per share (the “Ordinary Shares”), equal to 50% of the number obtained from dividing each Note’s principal amount by the applicable VWAP (as defined in the SPA), subject to adjustment pursuant and a 4.99% beneficial ownership limitation. Pursuant to the SPA, the Company agreed to issue to the Investors at the initial closing of the Offering (the “First Closing”) $6,000,000 in Notes, convertible at the lower of (i) $2.738 per share (or 110% of the VWAP of the Ordinary Shares on December 27, 2023) or (ii) a price per share equal to 95% of the lowest VWAP of the Ordinary Shares during the seven (7)-trading day period immediately preceding the applicable conversion date, subject to certain adjustments and a 4.99% beneficial ownership limitation, and Warrants exercisable for up to an aggregate of 1,205,254 ordinary shares, at an exercise price of $2.9869 per share (or 120% of the VWAP of the Ordinary Shares on December 27, 2023). The Notes do not bear interest except upon the occurrence of an event of default thereunder, have 364-day maturity dates, must be redeemed by the Company at a premium in the event of (i) a Subsequent Financing (as defined in the SPA), (ii) a Change of Control (as defined in the SPA) and (iii) certain equity conditions listed therein. The Company also has the option to redeem the Notes in the event that the Company deems it in its best interest to do so, such as if it believes an event of default under the Notes is imminent. The Notes contain certain other covenants and events of default customary for similar transactions.

The First Closing is anticipated to occur on or about January 2, 2024, subject to satisfaction of customary closing conditions. After the First Closing, and subject to the satisfaction of certain additional conditions, including an Investor holding an outstanding Note with a principal amount below $500,000, additional tranches of funding may occur pursuant to the SPA (each, an “Additional Closing”). In conjunction with each Additional Closing, Investors will receive an additional Note containing substantially the same terms as the initial Notes issued, convertible into Ordinary Shares at 110% of the VWAP of the Ordinary Shares on the trading day immediately preceding such Additional Closing and subject to adjustment, and a Warrant exercisable for Ordinary Shares equal to 50% of the number obtained from dividing the principal amount of the Note by the VWAP on the trading day immediately prior to such Additional Closing, and such Warrant will be exercisable for 120% of the VWAP of the Ordinary Shares on the trading day immediately preceding such Additional Closing.

In addition, pursuant to the SPA and subject to certain exceptions, the Company (i) granted the Investors the right to participate in a Subsequent Financing (as defined in the SPA) until 12 months from the date on which no Notes or Warrants are outstanding, (ii) agreed not to issue or announce the issuance or proposed issuance of any Ordinary Shares or Ordinary Share Equivalents (as defined in the SPA) or file any registration statement with respect thereto during (x) the 60-day period beginning on the date of the SPA and (y) the 60-day period commencing on each Additional Closing and (iii) agreed not to enter into a Variable Rate Transaction (as defined in the SPA), or conduct a dilutive issuance (unless Investor approval is received) until such time that no Notes or Warrants are outstanding. In the event of a Subsequent Financing, the Investor has the right to demand the Company use 30% of such proceeds to repay their outstanding Notes at a 105% premium and on a pro rata basis. Additionally, the Company agreed not to effect a reverse split or reclassification of its capital stock within 12 months from the date of the SPA without the Investors’ prior consent, and subject to certain exceptions, and not to incur any additional indebtedness over $500,000 without the Investors’ prior consent, which consent is not to be unreasonably withheld. The SPA contains certain other representations and warranties, covenants and indemnities customary for similar transactions.

The Note and the Ordinary Shares underlying the Notes are being issued pursuant to an effective shelf registration statement on Form F-3, as amended (File No. 333-27419), initially filed with the U.S. Securities and Exchange Commission (“SEC”) on August 24, 2023 and declared effective on September 29, 2023. Prior to the First Closing, the Company will file a prospectus supplement pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended (the “Securities Act”), registering the Notes issued at the First Closing and the Ordinary Shares underlying such Notes.

Copies of the form of SPA, the Note and Warrant are attached hereto as Exhibit 99.1, 99.2 and 99.3, respectively, and are incorporated herein by reference. The foregoing description of the SPA, Note and Warrant is a summary of the material terms of such agreements, does not purport to be complete and is qualified in its entirety by reference to the SPA, Note and Warrant.

Registration Rights Agreement

Concurrently with the entry into the SPA and pursuant to its terms, the Company entered into a registration rights agreement (the “RRA”) with the Investors, pursuant to which the Company agreed to register the resale of the Ordinary Shares issuable upon exercise of the Warrants issued at the First Closing (the “Warrant Shares”) on a registration statement on Form F-3 or Form F-1, in the event Form F-3 is not available then available to the Company, (the “Registration Statement”) with the SEC. In addition, in accordance with the terms of the RRA, the Company will be obligated to register any other Notes, Warrants and Ordinary Shares underlying such future issuances of Notes or Warrants that may be sold and issued to the Investors in accordance with the terms of the SPA.

The Company agreed to use its best efforts to cause the Registration Statement registering the Warrant Shares to be declared effective by the SEC within sixty (60) calendar days (or, in the event of a “full” review by the SEC, within 90 calendar days) after the date of the RRA, and to use its best efforts to keep such Registration Statement continuously effective until the earliest of (i) the date on which the securities may be resold by the Selling Stockholders (as defined therein) without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144 of the Securities Act (“Rule 144”), without the requirement for the Company to be in compliance with the current public information under Rule 144 or any other rule of similar effect or (ii) the date on which all of the securities have been sold pursuant to this prospectus or Rule 144 or any other rule of similar effect.

A copy of the form of RRA is attached hereto as Exhibit 99.4 and is incorporated herein by reference. The foregoing description of the RRA is a summary of the material terms of such agreement, does not purport to be complete and is qualified in its entirety by reference to the RRA.

Placement Agent

On December 27, 2023, the Company also entered into a placement agent agreement (the “PAA”) with Maxim Group LLC (“Maxim” or “Placement Agent”), to engage Maxim as its exclusive Placement Agent for the Offering. Maxim acted as the sole Placement Agent for the Offering. The Company agreed to pay the Placement Agent an aggregate cash fee equal to 7.0% of the gross proceeds raised in the Offering, plus up to $50,000 for all travel and other out-of-pocket expenses, including the reasonable and accounted fees and expenses of legal counsel to the Placement Agent.

A copy of the PAA is attached hereto as Exhibit 99.5 and is incorporated herein by reference. The foregoing description of the PAA is a summary of the material terms of such agreement, and does not purport to be complete and is qualified in its entirety by reference to the PAA.

Issuance of Press Release

One December 28, 2023, the Company issued a press release announcing the pricing of the transaction contemplated in the SPA. Such press release is attached to this current report on Form 6-K as exhibit 99.6.

Exhibit No.	Exhibit
99.1	Form of Securities Purchase Agreement, dated as of December 27, 2023, by and among the Company and the Purchaser
99.2	Form of Senior Convertible Promissory Note
99.3	Form of Warrant
99.4	Form of Registration Rights Agreement, dated as of December 27, 2023, by and among the Company and the Purchaser
99.5	Placement Agent Agreement, dated as of December 27, 2023, by and among the Company and the Placement Agent
99.6	Press Release dated December 28, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Meihua International Medical Technologies Co., Ltd.

Dated: December 28, 2023	By:	/s/ Xin Wang
	Name:	Xin Wang
	Title:	Chief Executive Officer
(Principal Executive Officer)

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